Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

03032840

SUPPL

SEC MAIL RECEIVED PROCESSING
OCT 14 2003
WASH. D.C. 187 SECTION

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

October 2, 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

dlw 10/27

Man Group PLC
2 October 2003

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 September 2003, the Net Asset Value of Athena Guaranteed Futures Ltd was US$70.99, up 2.53% from the previous month.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
30 September 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 29 September 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.43, down 0.19% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Press Release

Man Group plc

30 September 2003

Pre-Close Trading Update

Man Group plc ('Man Group'), the global provider of alternative investment products and futures broker, is today hosting a presentation by senior management for analysts and investors on the Man Investments business. At today's presentation Stanley Fink, the Chief Executive of Man Group, will make the following comments:

"Demand for our fund products has continued to be strong, and the increase in funds under management due to sales in the six months to 30 September 2003 was over $5.0 billion. Man Group funds under management at today's date are estimated to be over $30 billion, up from $26.7 billion at 31 March 2003 and include $12.5 billion for RMF at 30 September, up from $11.1 billion at 31 March. These figures do not include the latest launch, Man Global Strategies Diversified Ltd, which will close in early October.

Net management fee income* will be up by 50% on the first six months to 30 September 2002, reflecting the increased level of funds under management. Net performance fee income* will be only slightly lower than last year. Brokerage net income* (excluding exceptional items) will be up at least 50% reflecting the continued recruitment of producer teams, active markets and the successful integration of GNI, which has now been substantially completed. Fully diluted underlying earnings per share** are expected to be up over 40%."

Man Group will announce its interim results on 6 November 2003.

There will be a dial-in for the Investor Presentation, which begins at 9am today. Details are as follows:

UK Dial in number	020 8996 3920
Pass Code	C664520
UK Replay number	01296 618 700
Pass Code	762277
US Dial in number	888 339 2688
Pass Code	C664520
US Replay number	888 286 8010
Pass Code	27289240

* Before goodwill amortisation

** Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income (it therefore excludes net performance fee income in Asset Management, Sugar Australia, goodwill amortisation and exceptional items).

Enquiries

Man Group plc	**020 7285 3000**
Peter Clarke	
David Browne	
Merlin Financial	**020 7606 1244**
Paul Downes	07900 244 888
Paul Lockstone	07876 685 200
Vanessa Maydon	07802 961 902

Notes to Editors

About Man Group plc
Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers. The Group employs over 2,500 people in 15 countries, with key centres in London, Pfaffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 index. Further information on Man Group can be found at www.mangroupplc.com.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel 020 7285 3000
Fax 020 7285 3665
www.mangroupplc.com

Man Group plc
23 September 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 22 September 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.47, up 2.09% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
16 September 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 15 September 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.03, down 0.94% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Barclays PLC and various of its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Barclays PLC and various of its subsidiaries.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
Chase Nominees Limited	18409	166,670
Chase Nominees Limited	21359	54,679
Chase Nominees Limited	20947	3,382,957
Bank of Ireland	BNX009IE	75,501
BARCLAYS CAPITAL NOMINEES LIMI		109,919
Chase Nominees Limited	16344	33,790
Chase Nominees Limited	16345	59,957
Chase Nominees Limited	16331	114,985
Chase Nominees Limited	16341	120,827
Chase Nominees Limited	16341	282,480
Chase Nominees Limited	16400	2,660,205
BOSTON SAFE DEPOSIT AND TRUST	591668	61,612
CHASE MANHATTAN BANK	500227	1,270,775
CHASE MANHATTAN BANK	502872	455,223
CHASE MANHATTAN BANK	508068	118,576
CHASE MANHATTAN BANK	527191	783,966

CHASE MANHATTAN BANK	536747	165,929
CHASE MANHATTAN BANK	552942	145,669
Chase Manhattan Bank	585439	4,239
Chase Nominees Limited	16376	146,585
CITIBANK, N.A. (United States)	597367	29,090
Clydesdale Nominees HGB0125	694516	415
INVESTORS BANK AND TRUST CO.	428169	25,984
INVESTORS BANK AND TRUST CO.	555879	5,162
INVESTORS BANK AND TRUST CO.	583293	143,072
INVESTORS BANK AND TRUST CO.	595966	116,170
INVESTORS BANK AND TRUST CO.	598856	4,254
INVESTORS BANK AND TRUST CO.	911140	7,731
JPMORGAN CHASE BANK	540186	53,043
JPMORGAN CHASE BANK	555465	47,866
JPMORGAN CHASE BANK	599123	8,091
JPMorgan Chase Bank	BTC034IE	3,644
JPMorgan Chase Bank	BTC045IE	31,574
JPMorgan Chase Bank	BTGF01IE	1,514
JPMorgan Chase Bank	BTGF04IE	36,426
JPMorgan Chase Bank	BTGF05IE	5,206
JPMorgan Chase Bank	BTGF07IE	6,661
JPMorgan Chase Bank	BTK001IE	33,257
JPMorgan Chase Bank	BTS004IE	30,165
JPMorgan Chase Bank	BTS005IE	5,386
JPMorgan Chase Bank	BTS011IE	11,827
JPMorgan Chase Bank	BTS015IE	8,804
JPMorgan Chase Bank	BTS018IE	882
JPMorgan Chase Bank	BTS024IE	3,044
JPMorgan Chase Bank	BTS028IE	122,386

JPMorgan Chase Bank	BTS033IE	2,740
JPMorgan Chase Bank	BTS036IE	8,825
Master Trust Bank	BNNP06IE	6,024
Mitsubishi Trust International	BNN018IE	1,469
Mitsubishi Trust International	BNN024IE	809
Mitsubishi Trust International	BNN033IE	1,702
Mitsubishi Trust International	BNN046IE	5,729
NORTHERN TRUST BANK - BGI SEPA	581610	84,310
NORTHERN TRUST BANK - BGI SEPA	584069	26,438
State Street	BNN032IE	2,185
State Street	BNX012IE	5,247
State Street	BNX019IE	6,466
STATE STREET BANK & TRUST - US	713101	277,103
Sumitomo TB	BNN029IE	1,024
Sumitomo TB	BNN031IE	1,704
Sumitomo TB	BNN036IE	1,245
Sumitomo TB	BNN052IE	2,351
UBS Limited	583996	64,274
	Total	**11,455,843**

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

15 September 2003

12. Total holding following this notification

11,455,843

13. Total percentage holding of issued class following this notification

3.75%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 0207 144 1725

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

15 September 2003